WILLIAMS LAW GROUP, P.A.
2503 W. Gardner Ct.
Tampa FL 33611
Phone:  813-831-9348
Fax:  813-832-5284
e-mail:  wmslaw@tampabay.rr.com

May 2, 2011

Tonya Bryan
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549-7010

Re:	Yaboo, Inc.
Registration Statement on Form S-1
Amendment No. 6.
File No. 333-164999

Dear Ms. Bryan:

We have filed on EDGAR the above Amendment No. 6 and the related response table which is attached to this letter.

Thank you for your consideration.

Sincerely,

/s/ MICHAEL T. WILLIAMS, ESQ.

Michael T. Williams, Esq.

Comment Number	Explanation
1 .	We have filed supplementally, as requested by the staff in our follow-up telephone conversation of April 29, 2011, the Chinese legal opinion in Chinese with English translation.
2 .	We have filed the English translation of both pages of Exhibit 3.3 which appeared in the original filing.

In addition, as also requested by the staff in our follow-up telephone conversation of April 29, 2011, we have filed an updated legal opinion.

Jiangsu Junyi Law Firm

(2011) No. 20 Doc.

Legal Opinion

To Board of Directors:
Yaboo, Inc.
Chicago, IL
USA

Jiangsu Junyi Law Firm was requested by Yaboo Agriculture (Taizhou) Co. Ltd to offer a legal opinion whether Yaboo, Inc.’s legal corporate structure and its registration and activities in China is sufficient to satisfy applicable PRC requirements for foreign-owned public companies.  Jiangsu Junyi Law Firm accordingly conducted due diligence and investigation on April 28, 2011, and obtained the official registration documents of Yaboo Agriculture (Taizhou) Co., Ltd. and Qilin Bay Restaurant Co., Ltd. from Taizhou Industry and Commerce Administration Bureau, Taizhou City,  Jiangsu Province, China.   The official documents indicated as follows:

Yaboo Agriculture (Taizhou) Co., Ltd. was officially registered and approved as 100% foreign owned enterprise under the PRC wholly foreign owned enterprise laws on April 17, 2009.  The official business license was issued by Taizhou Industry & Commerce Administration Bureau, registration number is 321200400012595, legal registered agent is Baoguo Jiang, business location is at Taizhou Hailing Modern Agriculture Demonstration Zone.  Yaboo Agriculture (Taizhou) Co., Ltd. passed the annual government’s inspection by Jiangsu Taizhou Industry and Commerce Administration Bureau on August 11, 2010.  Yaboo Agricuture (Taizhou) Co., Ltd’s business credit grade is “A”, i.e. the highest score in China.

 Taizhou Qilin Bay Restaurant Co. Ltd. was incorporated on July 16, 2008 by Sunny Agriculture Development Co., Ltd., and 100% owned by Sunny Agriculture Development Co., Ltd.  On September 22, 2009, Yaboo Agricuture (Taizhou) Co., Ltd. acquired 100% ownership of Taizhou Qilin Restaurant.  The acquisition was closed on October 2009 and approved by Jiangsu Taizhou Industry and Commerce Administration Bureau.  Taizhou QIlin Bay Restaurant Co., Ltd’s registration number is 321200000014865, legal registered agent is Baoguo Jiang, the business location is at Taizhou West QIlin Village.  Business scope is for restaurant business.  Taizhou Qilin Bay Restaurant Co., Ltd. passed the governmental annual inspection by Jiangsu Taizhou Industry and Commerce Administration Bureau on August 13, 2010.  Taizhou Qilin Bay Retsuarant Co., Ltd’s business credit grade is “A”, i.e. the highest score in China.

According to our investigation and the above facts, we certify that Yaboo, Inc.’s corporate structure in China, i.e.,  its wholly owned foreign enterprise, Yaboo Agriculture (Taizhou) Co., Ltd., and its 100% owned Taizhou Qilin Bay Restaurant Co., Ltd., as well as all the business activities, registrations, and acquisitions for Yaboo Agriculture (Taizhou) Co., and Taizhou Qilin Bay Restaurant Co., Ltd. are true and legal, and fully complied with all laws of People’s Republic of China and are sufficient to satisfy applicable PRC requirements for foreign-owned public companies..

Sealed by:
Jiangsu Junyi Law Firm
April 29, 2011

江苏君谊律师事务所法律意见书

（2011）苏君律书字第 20 号

致：美国雅博有限公司（YABOO.INC.）董事会

江苏君谊律师事务所接受雅博农业（泰州）有限公司之委托，对于美国雅博有限公司在中国控股、参股公司的设立、运营是否符合中国法律，作出本法律意见书。

本所于 2011 年 4 月 28 日从江苏省泰州工商行政管理局调取了雅博农业（泰州）有限公司及泰州市麒麟湾生态园旅游服务有限公司的工商登记电子档案，档案显示：

雅博农业（泰州）有限公司于 2009 年 4 月 17 日由美国雅博有限公司独资组建成立。经江苏省泰州工商行政管理局核准登记颁发企业法人营业执照，注册号为 321200400012595。法定代表人：姜宝国。公司住所地：泰州市海陵区现代农业科技示范园。公司已于 2010 年 8 月 11 日通过江苏省泰州工商行政管理局年检。企业信用登记：A 级。

泰州市麒麟湾生态园旅游服务有限公司于 2008 年 7 月 16 日由泰州阳光农业发展有限公司独资组建成立。2009 年 9 月 22 日，雅博农业（泰州）有限公司受让原股东泰州阳光农业发展有限公司 100%股权成为其唯一股东。受让手续在 2009 年 10 月被江苏省泰州工商行政管理局批准并完成。泰州市麒麟湾生态园旅游服务有限公司系经江苏省泰州工商行政管理局核准登记的有限责任公司。公司注册号为 321200000014865。法定代表人：姜宝国。公司住所地：泰州市城西麒麟村。公司注册资本为人民币壹佰万元整。公司经营项目旅游观光

设施服务（不含旅游），会议接待服务，种植销售农副产品，演艺场所经营。公司已于 2010 年 8 月 13 日通过江苏省泰州工商行政管理局年检。企业信用登记：A 级。

基于上述工商登记资料，本所认为：美国雅博有限公司在中国控股、参股的上述两公司的设立、变更登记均客观、真实，符合中华人民共和国现行法律规定。

另经本所适当核查，在本法律意见书出具日之前，本所尚未发现两公司在经营过程中存在因违反法律规定而收到行政处罚的情形。

本法律意见书仅作贵董事会在作出决策时参考所用，贵董事会有明辨决断之权利，未经本所同意，不得将本法律意见出示给任何第三人，亦不得作为证据使用。

江苏君谊律师事务所（印章）

律师：陈金

律师：张振中

二〇一一年四月二十九日